Cawley, Gillespie & Associates, Inc.
petroleum consultants
13640 BRIARWICK DR., SUITE 100    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1106    FORT WORTH, TEXAS 76102-4987    HOUSTON, TEXAS 77002-5008
512-249-7000    817- 336-2461    713-651-9944
    www.cgaus.com

February 17, 2023
Mr. Brent Clum
Chief Financial Officer
MorningStar Partners LP
400 West Seventh Street
Fort Worth, TX 76102
    Re:    Reserve Evaluation – SEC Pricing
    TXO Energy Partners, L.P. Interests
    Total Proved Reserves
        As of December 31, 2022

    Pursuant to the Guidelines of the
    Securities and Exchange Commission for
    Reporting Corporate Reserves and
    Future Net Revenue
Dear Mr. Clum:

    As requested, this report was prepared February 17, 2023 for TXO Energy Partners, L.P. (“TXO”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests and for public disclosure by TXO or its affiliates in filings made with the Securities and Exchange Commission (the “SEC”) in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of TXO reserves, which are made up of oil and gas properties in various states. This report utilized an effective date of December 31, 2022, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulation, with a composite summary of the values presented below:

			Proved
		Proved	Developed
		Developed	Non-	Proved	Proved	Total
		Producing	Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	– Mbbl	31,741.8	2,930.2	34,672.0	18,837.2	53,509.2
Gas	– MMcf	384,568.5	620.0	385,188.5	22,688.7	407,877.2
NGL	– Mbbl	20,570.0	153.6	20,723.6	1,208.8	21,932.4
Revenue
Oil	– M$	2,950,212.4	272,832.8	3,223,045.1	1,750,277.2	4,973,322.0
Gas	– M$	1,636,705.9	1,903.7	1,638,609.7	133,474.3	1,772,084.2
NGL	– M$	598,416.8	4,290.6	602,707.4	49,040.5	651,747.9
Other	– M$	292,152.4	0.0	292,152.4	0.0	292,151.9
Net Profits Paid	– M$	26,207.6	0.0	26,207.6	0.0	26,207.6
Severance Taxes	– M$	355,928.0	13,832.1	369,760.1	117,965.1	487,725.2
Ad Valorem Taxes	– M$	99,537.9	7,339.1	106,877.1	35,573.1	142,450.2
Operating Expenses	– M$	1,966,725.7	50,127.9	2,016,853.8	259,219.0	2,276,073.2
Investments	– M$	0.0	10,971.4	10,971.4	154,646.8	165,618.2
Net Operating Income (BFIT)	– M$	3,029,088.9	196,756.6	3,225,845.3	1,365,387.9	4,591,231.2
Discounted at 10%	– M$	1,470,029.1	90,071.9	1,560,101.2	445,570.2	2,005,671.7

TXO Energy Partners, L.P. Interests
Reserve Evaluation – SEC Pricing
February 17, 2023

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

    The oil reserves include oil and condensate. Oil and natural gas liquid (“NGL”) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Gross reserves may be overstated due to multiple ownership in certain properties.

0BHydrocarbon Pricing
    The base SEC oil and gas prices calculated for December 31, 2022 were $93.67/bbl and $6.358/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2022 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2022. Furthermore, NGL prices were adjusted on a per-property basis and averaged 31.7% of the net oil price on a composite basis.

    The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $92.94 per barrel for oil, $4.35 per MCF for gas and $29.72 per barrel for NGLs. All economic factors were held constant in accordance with SEC guidelines.

1BEconomic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Lease operating expenses (“LOE”) and investments were forecast by field or by property using the latest historical data available. LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and the variable costs consist of fees for water disposal, gas compression, processing and transportation, and other variable expenses. Capital costs for all upside properties were applied as provided and have not been independently verified. However, all commercial parameters appear to be reasonable and appropriate based on our review and were held constant (not escalated) throughout the life of the properties in accordance with SEC guidelines.

3BReserve Estimation Methods
    Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore

TXO Energy Partners, L.P. Interests
Reserve Evaluation – SEC Pricing
February 17, 2023

integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. This report addresses only the proved reserves attributable to the properties evaluated herein.

    Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

    CG&A evaluated 61 PDNP and 225 PUD locations, targeting various reservoirs in Mississippi, New Mexico, and Texas. Non-producing and undeveloped reserves were assigned based on regional type curves and analogy to recent, modern completions. Furthermore, the development schedule and capital costs for drilling and completion were provided by TXO and accepted as provided. However, our review showed the development plan and related capital to be reasonable and appropriate for this evaluation.

4BGeneral Discussion
    An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by CG&A. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

    The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes, and royalties currently in effect except as noted herein. TXO’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

    The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
    Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. The lead evaluator preparing this report was W.

TXO Energy Partners, L.P. Interests
Reserve Evaluation – SEC Pricing
February 17, 2023

Todd Brooker, P.E., President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or TXO Energy Partners, L.P., and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

    Sincerely,

    CAWLEY, GILLESPIE & ASSOCIATES, INC.
         Texas Registered Engineering Firm F-693

        W. Todd Brooker, P.E.
        President